UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement as of June 30, 2019 and for the six months ended June 30, 2019 and 2018.

Banco Latinoamericano de Comercio Exterior, S.A.

and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position	1

Unaudited condensed consolidated interim statement of profit or loss	2

Unaudited condensed consolidated interim statement of other comprehensive income	3

Unaudited condensed consolidated interim statement of changes in equity	4

Unaudited condensed consolidated interim statement of cash flows	5

Notes to the unaudited condensed consolidated interim financial statements	6-67

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position

June 30, 2019 and December 31, 2018

(In thousands of US dollars)

	Notes	June 30, 2019 (Unaudited)	December 31, 2018 (Audited)
Assets

Cash and cash equivalents	4,19	869,500	1,745,652

Securities and other financial assets, net	5,19	104,080	123,598

Loans		5,570,574	5,778,424
Interest receivable		44,982	41,144
Allowance for loans losses		(103,283)	(100,785)
Unearned interest and deferred fees		(15,062)	(16,525)
Loans, net	6,19	5,497,211	5,702,258

Customers' liabilities under acceptances	19	71,091	9,696
Derivative financial instruments - assets	9,19	1,397	2,688

Equipment and leasehold improvements, net	10	22,513	6,686
Intangibles, net		1,417	1,633
Other assets	11	8,345	16,974
Total assets		6,575,554	7,609,185

Liabilities and Equity
Liabilities:
Demand deposits		69,655	211,381
Time deposits		2,944,833	2,759,441
	12,19	3,014,488	2,970,822
Interest payable		8,078	12,154
Total deposits		3,022,566	2,982,976

Securities sold under repurchase agreements	13,19	28,231	39,767
Borrowings and debt, net	14,19	2,405,151	3,518,446
Interest payable		9,948	13,763

Customers' liabilities under acceptances	19	71,091	9,696
Derivative financial instruments - liabilities	9,19	20,801	34,043
Allowance for loan commitments and financial guarantees contracts losses	7,19	2,554	3,289
Other liabilities		12,697	13,615
Total liabilities		5,573,039	6,615,595

Equity:
Common stock		279,980	279,980
Treasury stock		(59,669)	(61,076)
Additional paid-in capital in excess of value assigned to common stock		119,477	119,987
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,019	136,019
Retained earnings		434,111	423,050
Other comprehensive income	16	(2,613)	420
Total equity		1,002,515	993,590
Total liabilities and equity		6,575,554	7,609,185

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three and six months ended June 30, 2019 and 2018

(In thousands of US dollars, except per share data and number of shares)

		For the three months ended June 30		For the six months ended June 30
	Notes	2019	2018	2019	2018

Interest income:
Deposits		4,181	3,225	9,538	6,164
Securities		789	664	1,731	1,272
Loans		65,560	58,030	132,815	111,920
Total interest income	18	70,530	61,919	144,084	119,356
Interest expense:
Deposits		(18,896)	(16,388)	(36,589)	(30,392)
Borrowings and debt		(23,703)	(17,642)	(51,544)	(34,485)
Total interest expense	18	(42,599)	(34,030)	(88,133)	(64,877)

Net interest income		27,931	27,889	55,951	54,479

Other income (expense):
Fees and commissions, net	17,18	5,128	5,032	7,478	8,091
Gain (loss) on financial instruments, net	8,18	63	(796)	819	183
Other income, net		512	530	1,457	645
Total other income, net	18	5,703	4,766	9,754	8,919

Total revenues		33,634	32,655	65,705	63,398

Impairment loss on financial instruments	5,6,7	(811)	(1,771)	(1,753)	(3,702)
Impairment loss on non-financial assets	18	-	(2,888)	-	(2,888)

Operating expenses:
Salaries and other employee expenses		(5,829)	(6,083)	(12,140)	(16,177)
Depreciation of equipment and leasehold improvements	10	(705)	(319)	(1,396)	(642)
Amortization of intangible assets		(191)	(337)	(355)	(675)
Other expenses		(3,826)	(4,631)	(6,544)	(8,190)
Total operating expenses	18	(10,551)	(11,370)	(20,435)	(25,684)
Profit for the period		22,272	16,626	43,517	31,124

Per share data:
Basic earnings per share	15	0.56	0.42	1.10	0.79
Diluted earnings per share	15	0.56	0.42	1.10	0.79
Weighted average basic shares	15	39,553	39,626	39,548	39,547
Weighted average diluted shares	15	39,553	39,651	39,548	39,572

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Banco Latinoamericano de Comercio Exterior, S. A. y Subsidiarias

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income

For the three and six months ended June 30, 2019 and 2018

(In thousands of US dollars)

		For the three months ended June 30		For the six months ended June 30
		2019	2018	2019	2018

Profit for the period		22,272	16,626	43,517	31,124
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Change in fair value on equity instrument at FVOCI, net of hedging	16	(864)	(2,519)	(608)	(2,519)

Items that are or may be reclassified subsequently to profit and loss:
Change in fair value of financial instruments, net of hedging	16	(743)	83	(2,664)	83
Reclassification of gains (losses) on financial instruments to the profit or loss	16	(274)	2,694	338	2,694
Exchange difference in conversion of foreign currency operation	16	(23)	(137)	(99)	(137)

Other comprehensive income (loss)	16	(1,904)	121	(3,033)	121

Total comprehensive income for the period		20,368	16,747	40,484	31,245

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders's equity

For the six months ended June 30, 2019 and 2018

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid- in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity

Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	129,254	479,712	1,963	1,042,812
Profit for the period	-	-	-	-	-	31,124	-	31,124
Other comprehensive income (loss)	-	-	-	-	-	-	121	121
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	123	-	-	-	-	123
Exercised options and stock units vested	-	3,355	254	-	-	-	-	3,609
Repurchase of "Class B" and "Class E" common stock	-	(1)	-	-	-	-	-	(1)
Regulatory reserve	-	-	-	-	(5,297)	5,297	-	-
Dividends declared	-	-	-	-	-	(30,409)	-	(30,409)
Balances at June 30, 2018	279,980	(58,635)	119,059	95,210	123,957	485,724	2,084	1,047,379

Balances at January 1, 2019, previously reported	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590
Effect for change in accounting policy	-	-	-	-	-	(2,007)	-	(2,007)
Balances at January 1, 2019, adjusted	279,980	(61,076)	119,987	95,210	136,019	421,043	420	991,583
Profit for the period	-	-	-	-	-	43,517	-	43,517
Other comprehensive income	-	-	-	-	-	-	(3,033)	(3,033)
Issuance of restricted stock	-	380	(1,259)	-	-	-	-	(879)
Compensation cost - stock options and stock units plans	-	-	897	-	-	-	-	897
Exercised options and stock units vested	-	1,027	(148)	-	-	-	-	879
Dividends declared	-	-	-	-	-	(30,449)	-	(30,449)
Balances at June 30, 2019	279,980	(59,669)	119,477	95,210	136,019	434,110	(2,613)	1,002,515

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the six months ended June 30, 2019 and 2018

(In thousands of US dollars)

	2019	2018

Cash flows from operating activities
Profit for the period	43,517	31,124
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Net changes in hedging position	(481)	(1,786)
Depreciation of equipment and leasehold improvements	1,396	642
Amortization of intangible assets	355	675
Loss for disposal of equipment and leasehold improvements	-	291
Loss for derecognition of intangible assets	-	6,686
Impairment loss on financial instruments	1,753	3,662
(Gain) loss, net on sale of financial assets at fair value through OCI	(163)	342
Amortization of premium and discount related to securities at amortized cost	453	203
Gain on sale of property and equipment	-	(18)
Impairment loss on other assets	-	1,740
Compensation cost - share-based payment	897	123
Interest income	(144,084)	(119,356)
Interest expense	88,133	64,877
Net decrease (increase) in operating assets:
Pledged deposits	12,566	18,922
Loans	207,850	(51,257)
Other assets	8,630	(6,649)
Net increase (decrease) in operating liabilities:
Due to depositors	43,666	60,158
Other liabilities	(612)	1,936
Cash flows provided by (used in) operating activities	263,876	12,315
Interest received	140,831	111,849
Interest paid	(96,024)	(64,740)
Net cash provided by operating activities	308,683	59,424

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(65)	(492)
Acquisition of intangible assets	(125)	(6,725)
Proceeds from the sale of securities at fair value through OCI	6,000	3,684
Proceeds from maturities of securities at amortized cost	15,979	1,131
Purchases of securities at amortized cost	(3,479)	(10,529)
Net cash provided by (used in) investing activities	18,310	(12,931)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements	(11,536)	-
Net decrease in short-term borrowings and debt	(897,407)	(23,065)
Proceeds from long-term borrowings and debt	83,636	160,174
Repayments of long-term borrowings and debt	(334,885)	(126,172)
Payments of lease liabilities	(512)	-
Dividends paid	(30,754)	(30,641)
Exercised stock options	879	3,609
Repurchase of common stock	-	(1)
Net cash used in financing activities	(1,190,579)	(16,096)

Increase (decrease) net in cash and cash equivalents	(863,586)	30,397
Cash and cash equivalents at beginning of the period	1,706,192	618,807
Cash and cash equivalents at end of the period	842,606	649,204

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining is 0.001% owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.(“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency, also has authorization to book transactions through an International Banking Facility (“IBF”).

6

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information (continued)

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 16, 2019.

2.	Basis of preparation of the condensed consolidated interim financial statements

2.1	Statement of compliance

These unaudited condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2018, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

2.2	Reclassification

Certain amounts in the consolidated financial statements of the prior year was reclassified in order to align them with the presentation of the actual period.  These reclassifications did not change total assets, liabilities, equity, nor the profit for the period.

3.	Change in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the consolidated financial statements of the Bank at and for the year ended December 31, 2018.

Changes in accounting policies are also expected to be reflected in the consolidated financial statements of the Bank at and for the year ended December 31, 2019.

3.1	Leases

Accounting policy applicable from January 1, 2019:

Leases under IFRS 16

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

-	The contract involves the use of an identified asset –this may be specified explicitly or implicitly; and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.

-	The Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use.

-	The Bank has the right to direct the use of the asset. The Bank has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Bank has the right to direct the use of the asset if either:

-	The Bank has the right to operate the asset; or
-	The Bank designed the asset in a way that predetermines how and for what purpose it will be used.

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Change in accounting policies (continued)

3.1	Leases (continued)

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains lease component, the bank allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, the Bank has elected not to separate non-lease components and to account for the lease components as a single lease component.

The Bank applied IFRS 16 with a date of initial application of 1 January 2019. As a result, the Bank has changed its accounting policy for lease contracts as detailed below.

The Bank applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at 1 January 2019. The details of the changes in accounting policies are disclosed below:

A.	Definition of a lease

Previously, the Bank determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, the Bank assesses whether a contract is or contains a lease based on the definition of a lease based on the definition of a lease, as explained in Note 3.1.

On transition to IFRS 16, the Bank elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2019.

B.	As a lessee

As a lessee, the Bank previously classified leases as operating or finance leases based on its assessment of whether the leases transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Bank. Under IFRS 16, the Bank recognizes right-of-use assets and lease liabilities for most leases. These leases are on the consolidated statement of financial position.

Leases classified as operating leases under IAS 17

At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Bank´s internal funding cost rate as at 1 January 2019.

The right-of-use assets are measured at their book value as if IFRS 16 had been applied since the commencement date, discounted using total lease payments at present value, using the Bank's internal funding cost rate, the weighted average term of the contract, adjusted for any prepayment, incremental cost, dismantling cost and depreciation that would have been recognized from the beginning of the contract until the date of implementation of the standard.

The Bank used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

-	Applied for lease contracts with similar characteristics, the internal funding cost rate of the Bank, according to the average term of stay.
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
-	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Change in accounting policies (continued)

3.1	Leases (continued)

C.	As a lessor

The Bank do not require to make any adjustments on transition of IFRS 16 for its leases like a lessor, except when figure as an intermediate lessor. The Bank accounted its leases in accordance with IFRS 16 on the date of initial application.

Under IFRS 16, the Bank should the evaluate the classification of the sublease by reference to the right-of-use assets, and not by reference to the underlying asset. At transition, the Bank revalued the classification of a sublease contract previously classified as an operating lease under IAS 17. The Bank concluded that the sublease is an operating lease under IFRS 16.

The Bank applied IFRS 15 to revenue from contracts with customers to assign the consideration in the contract to each lease component and that is not a lease.

D.	Impacts on consolidated financial statements

On transition to IFRS 16, the Bank recognized and additional $17.1 million of right-of-use assets and $20.7 million of lease liabilities, recognizing the difference in retained earnings. When measuring the lease liabilities, the Bank discounted the lease payments using its internal funding cost rate at 1 January 2019. The weighted average rate applied is 4.81%.

January 1, 2019
Operating lease commitments disclosed as of December 31, 2018	16,790
Extensions and termination options that are reasonably true of being exercised	10,786
27,576

Discounted lease liabilities using the internal funding cost rate as of January 1, 2019	20,735

Accounting policy applicable until December 31, 2018:

Leases under NIC 17

The determination of whether an arrangement is a lease, or contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Banks as a lessee

Leases where the lessor does not transfer to the Bank substantially all the risks and benefits incidental to ownership of the leased items are classified as operating leases. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis through the lease term. Rental payable is recognized as an expense as incurred.

Bank as a sub-lessor

Leases where the Bank does not transfer substantially all risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Rental income is recognized as revenue as earned. In the event that the contract is cancelable, they are recognized as income over the term of the lease.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Cash and cash equivalents

	June 30,	December 31,
	2019	2018
Cash and due from banks	8,246	9,644
Interest-bearing deposits in banks	861,254	1,736,008
Total	869,500	1,745,652

Less:
Pledged deposits	26,894	39,460
Total cash and cash equivalents	842,606	1,706,192

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	June 30, 2019		December 31, 2018
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	861,254	1.00% a 5.88%	1,686,008	2.43% to 6.5%
Time deposits (2)	-		50,000	-
Total	861,254		1,736,008

Pledged deposits (3)	26,894	2.38%	39,460	2.40%

The following table provides a breakdown of pledged deposits by country risk:

	June 30,	December 31,
	2019	2018
Country:
United States of America (3)	13,843	15,009
United Kingdom	11,937	15,217
Spain	560	8,740
Netherlands	174	494
France	380	-
Total	26,894	39,460

(1)	Interest-bearing demand deposits based on the daily rates determined by banks. The rate 5.88% corresponds to a deposit placed in BRL - Brazil. In addition, a rate of 5.79% corresponds to a deposit placed in MXN – Mexico.

(2)	Time deposits “overnight” calculated on an average interest rate.

(3)	Includes deposits pledged of $3.5 million at June 30, 2019 and December 31, 2018, respectively, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net

All securities and other financial assets as of June 30, 2019 and December 31, 2018 are presented as follows:

		At fair value
At June 30, 2019		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	72,195	16,231	5,785	8,739	102,950
Interest receivable	878	375	-	-	1,253
Reserves	(123)	-	-	-	(123)
	72,950	16,606	5,785	8,739	104,080

		At fair value
At December 31, 2018		With changes in other comprehensive income		With	Total securities and
Carring amount	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	changes in profit or loss	other financial assets, net
Principal	85,326	21,798	6,273	8,750	122,147
Interest receivable	1,140	451	-	-	1,591
Reserves	(140)	-	-	-	(140)
	86,326	22,249	6,273	8,750	123,598

Securities at amortized cost

The amortized cost of these securities by country risk and type of debt, excluding the amounts of interest receivable and allowance for expected credit losses are as follows:

	June 30,	December 31,
	2019	2018
Corporate debt
Brazil	1,494	1,491
Mexico	7,177	7,264
Panama	11,151	11,151
	19,822	19,906

Sovereign debt
Colombia	15,444	28,183
Mexico	19,682	19,859
Panama	17,247	17,378
	52,373	65,420
	72,195	85,326

As of June 30, 2019, and December 31, 2018, the allowance for expected credit losses relating to securities at amortized cost amounted to $123 thousand and $140 thousand, respectively.

As of June 30, 2019, and December 31, 2018, securities at amortized cost were pledged to secure repurchase transactions accounted for as secured financings with a carrying value of $23.6 million and 35.1 million, respectively.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net (continued)

Securities at amortized cost (continued)

Securities at amortized cost by contractual maturity are shown in the following tables:

	June 30, 2019	December 31, 2018

Due within 1 year	25,954	28,551
After 1 year but within 5 years	46,241	56,775
	72,195	85,326

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating	June 30, 2019	December 31, 2018
2	-	5,181
3	31,930	44,858
4	38,770	33,796
5	1,495	1,491
Total	72,195	85,326

Securities at fair value through other comprehensive income (FVOCI)

The fair value of financial instruments at FVOCI by country risk and type of debt, excluding interest receivable, are as follows:

	June 30,	December 31,
	2019	2018
Corporate debt
Panama	-	6,157
	-	6,157
Sovereign debt
Brazil	3,051	2,887
Chile	5,121	5,011
Trinidad and Tobago	8,059	7,743
	16,231	15,641
	16,231	21,798

As of June 30, 2019, and December 31, 2018, the allowance for expected credit losses relating to securities at fair value through other comprehensive income amounted to $200 thousand and $172 thousand, respectively.

As of June 30, 2019, and December 31, 2018, securities at fair value through other comprehensive income were pledged to secure repurchase transactions accounted for as secured financings with a carrying value of $4.6 million, for both periods.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net (continued)

Securities at fair value through other comprehensive income (FVOCI) (continued)

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Three months ended June 30
	2019	2018
Realized gain on sale of securities	54	-
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	54	-

	Six months ended June 30
	2019	2018
Realized gain on sale of securities	163	-
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	163	-

Securities at FVOCI classified by issuer’s credit quality indicators are as follows:

	June 30,	December 31,
Rating	2019	2018
1	5,121	5,010
4	-	13,901
5	11,110	2,887
Total	16,231	21,798

The amortized cost and fair value of securities at FVOCI by contractual maturity are shown in the following tables:

	June 30, 2019		December 31, 2018
	Amortized		Amortized
	Cost	Fair value	cost	Fair value

Due within 1 year	8,149	8,059	8,386	7,743
After 1 year but within 5 years	8,065	8,172	8,084	7,898
After 5 years but within 10 years	-	-	5,926	6,157
	16,214	16,231	22,396	21,798

13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Securities and other financial assets, net (continued)

Equity instrument at FVOCI, non-recyclable in profit & loss

The fair value of the equity instrument irrevocably measured at fair value through OCI:

	June 30, 2019	December 31, 2018

Equity instrument	5,785	6,273

Financial Instrument at fair value through profit and loss

The following table presents the fair value of the debt instrument at fair value with changes in profit or loss:

	June 30, 2019	December 31, 2018

Financial instrument	8,739	8,750

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans

The following table sets forth the details of the Bank’s gross loan portfolio:

	June 30,	December 31,
	2019	2018
Corporations:
Private	1,677,087	1,893,696
State-owned	694,264	801,938
Financial institutions:
Private	2,588,603	2,458,690
State-owned	610,620	624,100
Total	5,570,574	5,778,424

The composition of the gross loan portfolio by industry is as follows:

	June 30,	December 31,
	2019	2018
Financial institutions	3,199,223	3,082,790
Industrial	929,642	986,262
Oil and petroleum derived products	539,632	634,615
Agricultural	226,301	446,960
Services	369,632	393,925
Mining	37,361	20,000
Sovereign	53,123	59,026
Other	215,660	154,846
Total	5,570,574	5,778,424

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

Loans classified by borrower’s credit quality indicators are as follows:

June 30, 2019
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	1,006,311	263,173	1,010,734	103,325	2,383,543
5-6	397,588	205,311	1,291,840	409,278	2,304,017
7	208,487	225,780	286,029	98,017	818,313
8	-	-	-	-	-
9	-	-	-	-	-
10	64,701	-	-	-	64,701
Total	1,677,087	694,264	2,588,603	610,620	5,570,574

December 31, 2018
	Corporations		Financial institutions
Rating	Private	State-owned	Private	State-owned	Total
1-4	975,588	388,773	797,439	54,000	2,215,800
5-6	795,399	391,438	1,476,861	464,800	3,128,498
7	58,008	21,727	184,390	105,300	369,425
8	-	-	-	-	-
9	64,701	-	-	-	64,701
10	-	-	-	-	-
Total	1,893,696	801,938	2,458,690	624,100	5,778,424

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table provides a breakdown of loans classified by country risk:

	June 30,	December 31,
	2019	2018
Country:
Brazil	939,864	1,156,223
Mexico	845,058	867,441
Colombia	634,407	625,932
Chile	477,461	176,976
Argentina	382,601	604,112
Dominican Republic	358,294	301,067
Panama	348,426	485,546
Guatemala	325,687	328,830
Costa Rica	289,727	370,087
Ecuador	229,198	188,445
Trinidad and Tobago	192,028	144,874
Paraguay	134,616	158,685
Peru	120,021	78,191
Honduras	85,008	89,205
Jamaica	55,579	21,727
El Salvador	55,292	70,048
Germany	35,500	17,500
Singapore	28,700	38,500
Hong Kong	12,500	-
Luxembourg	10,726	17,664
Belgium	8,000	13,278
Uruguay	1,881	9,906
Bolivia	-	14,187
Total	5,570,574	5,778,424

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The remaining loan maturities are summarized as follows:

	June 30,	December 31,
	2019	2018
Current:
Up to 1 month	887,230	820,184
From 1 month to 3 months	935,618	966,210
From 3 months to 6 months	948,871	1,281,615
From 6 months to 1 year	1,226,020	769,280
From 1 year to 2 years	456,569	719,564
From 2 years to 5 years	992,807	1,110,489
More than 5 years	58,758	46,381
	5,505,873	5,713,723

Impaired	64,701	64,701
Total	5,570,574	5,778,424

As of June 30, 2019, the range of interest rates on loans fluctuates from 1.20% to 11.73%, respectively (as of December 31, 2018 the range of interest rates fluctuates from 1.20% to 12.25%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30,	December 31,
	2019	2018

Fixed interest rates	2,713,039	2,706,834
Floating interest rates	2,857,535	3,071,590
Total	5,570,574	5,778,424

As of June 30, 2019, and December 31, 2018, 78% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The following table presents an aging analysis of the loan portfolio by credit classification in stages 1, 2 and 3:

	June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,201,350	304,523	54,616	5,560,489
Past due
90-120 days	-	-	-	-
151-180 days	-	-	-	-
More than 180 days	-	-	10,085	10,085
Total past due	-	-	10,085	10,085
Total	5,201,350	304,523	64,701	5,570,574

	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount
Current	5,340,751	372,972	57,025	5,770,748
Past due
90-120 days	-	-	2,410	2,410
151-180 days	-	-	2,857	2,857
More than 180 days	-	-	2,409	2,409
Total past due	-	-	7,676	7,676
Total	5,340,751	372,972	64,701	5,778,424

As of June 30, 2019 and December 31, 2018, the Bank had credit transactions in the normal course of business with 15% and 17%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of June 30, 2019 and December 31, 2018, approximately 12% and 9%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2019, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Recognition and derecognition of financial assets

During the periods ended June 30, 2019 and 2018, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

The carrying amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Gain (loss) on financial instruments, net” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)

Carrying amount as of June 30, 2019	5,000	-
Carrying amount as of June 30, 2018	71,667	(625)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans (continued)

The allowance for expected credit losses relating to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785
Transfer to lifetime expected credit losses	(805)	805	-	-
Transfer to credit-impaired financial instruments	-	(2,743)	2,743	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in allowance for expected credit losses	(948)	2,856	7,585	9,493
Financial instruments that have been derecognized during the period	(20,778)	(5,285)	-	(26,063)
New financial assets originated or purchased	19,049	-	-	19,049
Write-offs	-	-	-	-
Recoveries	-	-	19	19
Allowance for expected credit losses as of June 30, 2019	31,475	12,022	59,786	103,283

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	19,821	33,477	27,996	81,294
Transfer to lifetime expected credit losses	(514)	514	-	-
Transfer to credit-impaired financial instruments	(111)	(7,864)	7,975	-
Transfer to 12-month expected credit losses	4,471	(4,471)	-	-
Net effect of changes in reserve for expected credit losses	(4,665)	5,823	55,153	56,311
Financial instruments that have been derecognized during the year	(16,400)	(11,090)	-	(27,490)
New financial assets originated or purchased	32,355	-	-	32,355
Write-offs	-	-	(41,686)	(41,686)
Recoveries	-	-	1	1
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30,	December 31,
	2019	2018
Documentary letters of credit	203,410	218,988
Stand-by letters of credit and guarantees - commercial risk	258,423	179,756
Credit commitments	105,500	103,143
Total loans commitments and financial guarantee contracts	567,333	501,887

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	June 30,	December 31,
Maturities	2019	2018
Up to 1 year	474,133	434,544
From 1 to 2 years	13,200	200
From 2 to 5 years	80,000	67,143
Total	567,333	501,887

Loan commitments and financial guarantee contracts classified by issuer’s credit quality indicators are as follows:

	June 30,	December 31,
Rating	2019	2018
1-4	203,110	94,724
5-6	203,637	158,864
7	160,586	248,299
Total	567,333	501,887

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The breakdown of the Bank’s loan commitments and financial guarantee contracts’ exposure by country risk is as follows:

	June 30,	December 31,
	2019	2018
Country:
Ecuador	159,634	247,225
Costa Rica	63,533	38,598
Colombia	59,544	52,000
Dominican Republic	57,991	16,500
Brazil	50,000	50,000
France	47,906	-
Mexico	43,088	22,731
Panama	22,671	29,175
Uruguay	21,007	750
Peru	15,804	2,846
Guatemala	13,578	15,293
Switzerland	10,000	-
Canada	1,079	422
El Salvador	562	824
Bolivia	546	293
Honduras	390	250
Germany	-	18,000
Argentina	-	6,980
Total	567,333	501,887

Letters of credit, stand-by letters of credit and guarantees

The Bank, on behalf of its client’s base, issues, confirms and advises letters of credit to facilitate foreign trade transactions. When issuing, confirming and advising letters of credit, the Bank adds its own unqualified assurance that the bank will pay upon presentation of complying documents as per the terms and conditions established in the letter of credit. The Bank also issues, confirms and advises stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties.  The Bank applies the same credit policies used in its lending process, and once the commitment is issued, it becomes irrevocable and remains valid until its expiration upon the presentation of complying documents on or before the expiry date.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Loan commitments and financial guarantee contracts (continued)

The allowance for expected credit losses relating to loan commitments and financial guarantee contracts is as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	59	194	-	253
Financial instruments that have been derecognized during the period	(2,463)	(9)	-	(2,472)
New instruments originated or purchased	1,484	-	-	1,484
Allowance for expected credit losses as of June 30, 2019	2,169	385	-	2,554

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2017	1,358	5,487	-	6,845
Transfer to lifetime expected credit losses	(31)	31	-	-
Transfer to credit-impaired financial instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	13	169	-	182
Financial instruments that have been derecognized during the year	(1,179)	(5,487)	-	(6,666)
New instruments originated or purchased	2,928	-	-	2,928
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Impairment loss on financial instruments, net

The following table sets forth the details for the loss on financial instrument recognized in the consolidated statements of profit or loss:

	Three months ended June 30
	2019	2018
Gain in derivative financial instruments and changes in foreign currency, net	13	(516)
Gain (loss) in financial instruments at fair value through profit or loss	(4)	(280)
Gain realized in financial instruments at fair value with changes in other comprehensive income	54	-
(Loss) gain on sale of loans	-	-
	63	(796)

	Six months ended June 30
	2019	2018
Gain in derivative financial instruments and changes in foreign currency, net	283	1,150
Gain (loss) in financial instruments at fair value through profit or loss	373	(342)
Gain realized in financial instruments at fair value with changes in other comprehensive income	163	-
(Loss) gain on sale of loans	-	(625)
	819	183

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments

Quantitative information on derivative financial instruments is as follows:

	June 30, 2019
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	447,167	153	(2,854)	3,325
Cross-currency swaps	147,991	628	(6,841)	8,527
Cash flow hedges:
Interest rate swaps	278,000	-	(1,559)	1,204
Cross-currency swaps	23,025	-	(1,553)	(169)
Foreign exchange forwards	175,769	616	(7,978)	(994)
Net investment hedges:
Foreign exchange forwards	5,752	-	(16)	(62)
Total	1,077,704	1,397	(20,801)	11,831

	December 31, 2018
	Nominal	Carrying amount of the hedging instrument		Changes in fair value used for calculating hedge
	Amount	Asset	Liability	ineffectiveness
Fair value hedges:
Interest rate swaps	433,500	108	(6,134)	(1,666)
Cross-currency swaps	226,757	1,134	(15,994)	11,676
Cash flow hedges:
Interest rate swaps	460,000	513	(3,276)	(2,462)
Cross-currency swaps	23,025	-	(1,384)	(2,263)
Foreign exchange forwards	176,311	933	(7,177)	(14,854)
Net investment hedges:
Foreign exchange forwards	6,183	-	(78)	(128)
Total	1,325,776	2,688	(34,043)	(9,697)

The hedging instruments detailed in the tables above are presented in the consolidated statement of financial position as derivative financial instruments - assets or derivative financial instruments - liabilities.

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

The gains and losses resulting from activities of hedging derivative financial instruments recognized in the consolidated statements of profit or loss are presented below:

	Three months ended June 30, 2019
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedges
Interest rate swaps	1,138	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	311	Gain on financial instruments, net	-	-
		Interest income – loans	(498)	-
Foreign exchange forwards	608	Interest expenses – deposits	(525)	-
		Gain on financial instruments, net	(309)	-
Total	2,057		(1,332)	-

Derivatives – net investment hedge
Foreign exchange forwards	128
Total	128

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	Six months ended June 30, 2019
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedges
Interest rate swaps	1,948	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	166	Gain on financial instruments, net	-	-
		Interest income – loans	(527)	-
Foreign exchange forwards	1,744	Interest expenses – deposits	(1,045)	-
		Gain on financial instruments, net	(170)	-
Total	3,858		(1,402)	-

Derivatives – net investment hedge
Foreign exchange forwards	123
Total	123

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	Three months ended June 30, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedge
Interest rate swaps	(468)	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	856	Gain on financial instruments, net	-	-
		Interest income – loans	746	-
Foreign exchange forwards	9,923	Interest expenses – deposits	1,117	-
		Gain on financial instruments, net	642	-
Total	10,311		2,505	-

Derivatives – net investment hedge
Foreign exchange forwards	(928)
Total	(928)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

	Six months ended June 30, 2018
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from OCI to profit or loss	Gain (loss) recognized on derivatives (ineffective portion)

Derivatives – cash flow hedge
Interest rate swaps	(2,011)	Gain (loss) on interest rate swaps	-	-
Cross-currency swaps	1,040	Gain on financial instruments, net	-	4
		Interest income – loans	1,164	-
Foreign exchange forwards	7,298	Interest expenses – deposits	2,227	-
		Gain on financial instruments, net	(2,732)	-
Total	(6,327)		659	4

Derivatives – net investment hedge
Foreign exchange forwards	(919)
Total	(919)

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For the agreements qualifying as fair value hedge, the Bank recognized the gain or loss on the derivative financial instruments and the gain or loss of the hedged asset or liability in profit or loss as follows:

	June 30, 2019
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	23	208	231
	Interest income – loans	(9)	1,703	1,694
	Interest expenses – borrowings and debt	(1,937)	(6,154)	(8,091)
	Gain on financial instruments, net	(435)	283	(152)
Cross-currency swaps	Interest income – loans	(251)	608	357
	Interest expenses – borrowings and debt	(959)	(3,264)	(4,223)
	Gain on financial instruments, net	(5,003)	4,203	(800)
Total		(8,571)	(2,413)	(10,984)

	June 30, 2018
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities FVOCI	(21)	194	173
	Interest income – loans	(14)	160	146
	Interest expenses – borrowings and debt	(555)	(6,099)	(6,654)
	Gain on financial instruments, net	(3,425)	3,262	(163)
Cross-currency swaps	Interest income – loans	(488)	936	448
	Interest expenses – borrowings and debt	98	(4,535)	(4,437)
	Gain on financial instruments, net	(1,172)	2,312	1,140
Total		(5,577)	(3,770)	(9,347)

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance

The following tables detail the changes of fair value of the underlying item in the consolidated statement of financial position related to fair value hedges:

	June 30, 2019
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Securities at FVOCI	12,653	57	Securities and other financial instruments, net
Loans	65,251	585	Loans
Issuances	368,784	(1,216)	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Loans	9,768	72	Loans
Issuances	130,547	5,051	Borrowings and debt, net

	December 31, 2018
Fair value hedges	Carrying amount	Accumulated fair value adjustments	Line item in the consolidated statement of financial position
Interest rate risk
Securities at FVOCI	12,221	(527)	Securities and other financial instruments, net
Loans	66,091	97	Loans
Issuances	349,428	5,266	Borrowings and debt, net

Foreign exchange rate risk and interest rate risk:
Loans	10,581	(1,097)	Loans
Issuances	199,356	15,024	Borrowings and debt, net

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Derivatives financial position and performance (continued)

The following tables detail the maturity profile of the timing of the nominal amounts of the hedging instruments, by type of risk covered:

	June 30, 2019
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	-	-	-	-
31 to 60 days	8,927	4,500	-	13,427
61 to 90 days	31,461	75,000	-	106,461
91 to 180 days	23,784	80,000	-	103,784
181 to 365 days	13,375	463,000	-	476,375
1 to 2 years	7,252	69,667	23,025	99,944
2 to 5 years	96,722	33,000	147,991	277,713
More than 5 years	-	-	-	-
Total	181,521	725,167	171,016	1,077,704

	December 31, 2018
Risk type	Foreign exchange risk	Interest rate risk	Foreign exchange and interest rate risks	Total
Up to 1 month	27,458	-	-	27,458
31 to 60 days	16,977	115,000	-	131,977
61 to 90 days	6,908	50,000	-	56,908
91 to 180 days	27,177	17,000	146,505	190,682
181 to 365 days	98,813	159,500	-	258,313
1 to 2 years	5,161	463,000	23,025	491,186
2 to 5 years	-	89,000	11,484	100,484
More than 5 years	-	-	68,768	68,768
Total	182,494	893,500	249,782	1,325,776

Assessment of the sources of ineffectiveness

As part of its hedging operations and according to the type of hedge, the Bank is exposed to the following ineffectiveness factors:

•	Cash flow hedges: Type of hedge used to mitigate the risk of changes in foreign exchange currency rates, as well of changes in interest rate risk that could include volatility in the projected cash flows. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

•	Fair value hedges: Type of hedge used to mitigate both interest rate risk and foreign currency risk. The sources of ineffectiveness come mainly from forward rates, discount rates and cross currency basis (cost of the operation).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

For control purposes, derivative instruments are recorded at their nominal amount in memoranda accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolio. The Bank also uses foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 4.7 years.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $432 thousand are expected to be reclassified into profit or loss during the twelve-month year ending June 30, 2020.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest expense, in profit or loss, as an adjustment to the yield on hedge items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $3.8 million are expected to be reclassified into profit or loss during the twelve-month year ending June 30, 2020.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and another portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of pledged cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

June 30, 2019
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated statement of	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	1,397	-	1,397	-	(1,096)	301
Total	1,397	-	1,397	-	(1,096)	301

December 31, 2018
	Gross	Gross amounts offset in the consolidated statement of	Net amount of assets presented in the consolidated statement of	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging at fair value	2,688	-	2,688	-	(1,496)	1,192
Total	2,688	-	2,688	-	(1,496)	1,192

34

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Derivative financial instruments (continued)

Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities

June 30, 2019
	Gross	Gross amounts offset in the consolidated statement of	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	financial position	statement of financial	Financial instruments	Cash collateral pledged	Net Amount
Derivative financial instruments used for hedging at fair value	20,801	-	20,801	-	(23,394)	(2,593)
Total	20,801	-	20,801	-	(23,394)	(2,593)

December 31, 2018
	Gross	Gross amounts offset in the consolidated statement of	Net amount of liabilities presented in the consolidated statement of	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	financial position	financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative financial instruments used for hedging at fair value	34,043	-	34,043	-	(35,960)	(1,917)
Total	34,043	-	34,043	-	(35,960)	(1,917)

35

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Equipment and leasehold improvements

Leases

In accordance with the accounting policy described in note 3.1, the Bank has applied IFRS 16, under the modified retrospective method. The following is the detail of the equipment and improvements to the leased property that comprise properties and leased assets that do not meet the definition of investment property:

	June 30, 2019	December 31, 2019

Equipment and leasehold improvements, net	6,104	6,686
Right-of-use assets	16,409	-
	23,153	6,686

Following is the movement of right-of-use assets on the leases for which the Bank is a lessee:

Building
Balance at January 1, 2019	17,125
Increase due to revaluation of assets by right of use	8
Depreciation by right-of-use property	(724)
Balance al June 30, 2019	16,409

The Bank leases buildings for its offices. The lease of offices spaces typically run for a period of 15 years, and the representative offices for 3 to 5 years. Some leases include an option to renew the lease for an additional period of the same duration after the end of the contract term.

The Bank sub-leases some of its properties under operating leases.

11.	Other assets

Following is a summary of other assets

	June 30,	December 31,
	2019	2018
Accounts receivable (1)	2,983	13,333
Interest receivable - deposits	35	281
IT projects under development	665	357
Other	4,662	3,003
	8,345	16,974

(1)	As of December 31, 2018, the sale of financial assets was executed for $12.4 million and related payment was received in January 2019.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	June 30,	December 31,
	2019	2018
Demand	69,655	211,381
Up to 1 month	1,280,921	1,192,252
From 1 month to 3 months	672,304	412,638
From 3 months to 6 months	757,686	533,135
From 6 months to 1 year	143,191	462,156
From 1 year to 2 years	2,029	70,047
From 2 years to 5 years	88,702	89,213
	3,014,488	2,970,822

13.	Securities sold under repurchase agreements

As of June 30, 2019, and December 31, 2018, the Bank has financing transactions under repurchase agreements for $28.2 million and $39.8 million, respectively.

During the period ended June 30, 2019 and 2018, $509 thousand and $291 thousand was recorded corresponding to interest expenses generated by financing agreements under repurchase agreements. These expenses are included as interest expense – borrowings and debt line in profit or loss.

14.	Borrowings and debt

Borrowings and debt are detailed as follows:

	June 30, 2019
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principals	1,046,005	80,340	1,095	722,136	538,984	19,127	2,407,687
Prepaid commissions	-	-	-	(2,067)	(469)	-	(2,536)
	1,046,005	80,340	1,095	720,069	538,515	19,127	2,405,151

	December 31, 2018
	Short-Term			Long-term
Carring amount	Borrowings	Debt	Lease Liabilities	Borrowings	Debt	Lease Liabilities	Total
Principals	1,975,174	45,930	-	886,384	614,505	-	3,521,993
Prepaid commissions	-	-	-	(2,790)	(757)	-	(3,547)
	1,975,174	45,930	-	883,594	613,748	-	3,518,446

37

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	June 30,	December 31,
	2019	2018
Short-term borrowings:
At fixed interest rates	325,000	695,500
At floating interest rates	721,005	1,279,674
Total borrowings	1,046,005	1,975,174
Short-term debt:
At fixed interest rates	10,000	2,700
At floating interest rates	70,340	43,230
Total debt	80,340	45,930
Total short-term borrowings and debt	1,126,345	2,021,104

Average outstanding balance during the period	1,172,622	1,095,530
Maximum balance at any month-end	1,437,837	2,021,104
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.65% to 3.30%	2.74% to 3.30%
Range of floating interest rates on borrowings in U.S. dollars	2.74% to 3.11%	2.72% to 3.41%
Range of fixed interest rates on borrowings in Mexican pesos	-	-
Range of floating interest rate on borrowings in Mexican pesos	8.80% to 9.31%	8.49% to 9.39%
Weighted average interest rate at end of the period	3.86%	3.18%
Weighted average interest rate during the period	3.65%	3.00%

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	June 30,	December 31,
	2019	2018
Currency
US dollar	982,800	1,926,000
Mexican peso	143,545	95,104
Total	1,126,345	2,021,104

38

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican and Japanese markets. The breakdown of borrowings and long-term debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions as of June 30, 2019 and December 31, 2018, respectively, are as follows:

Long-term borrowings:	June 30, 2019	December 31, 2018
At fixed interest rates with due dates from October 2020 to February 2022	59,023	63,367
At floating interest rates with due dates from November 2019 to August 2023	663,113	823,017
Total long-term borrowings	722,136	886,384

Long-term debt:
At fixed interest rates with due dates from May 2020 to March 2024	503,984	503,229
At floating interest rates with due dates from March 2022 to June 2023	35,000	111,276
Total long-term debt	538,984	614,505
Total long-term borrowings and debt	1,261,120	1,500,889
Less: Prepaid commissions	(2,536)	(3,547)
Total long-term borrowings and debt, net	1,258,584	1,497,342

Net average outstanding balance during the period	1,326,965	1,244,619
Maximum outstanding balance at any month – end	1,390,093	1,500,889
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.85% to 3.25%	2.25% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	3.07% to 4.07%	3.26% to 4.46%
Range of fixed interest rates on borrowings in Mexican pesos	5.45% to 9.09%	5.25% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	9.68% to 9.69%	9.19% to 9.71%
Range of fixed interest rates on debt in Japanese yens	0.46% to 0.52%	0.46%
Range of fixed interest rates on debt in Euros	3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	3.33%	3.33%
Weighted average interest rate at the end of the period	4.21%	4.35%
Weighted average interest rate during the period	4.37%	4.09%

39

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows (excluded a lease liabilities)

	June 30, 2019	December 31, 2018
Currency
US dollar	1,091,576	1,203,101
Mexican peso	19,010	143,661
Japanese yen	68,574	72,670
Euro	60,898	60,315
Australian dollar	21,062	21,142
Total	1,261,120	1,500,889

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2019, the Bank was in compliance with all those covenants.

The future payments of long-term borrowings and debt outstanding as of June 30, 2019, are as follows:

Payments	Outstanding

2019	33,943
2020	477,636
2021	495,019
2022	131,125
2023	62,500
2024	60,897
1,261,120

40

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Reconciliation of movements of borrowings and debt arising from financing activities of consolidated statements of cash flows:

Borrowings and debt, net as at January 1, 2017	2,211,567
Net increase (decrease) in short-term borrowings and debt	(23,065)
Proceeds from long-term borrowings and debt	160,174
Repayments of long-term borrowings and debt	(126,172)
Change in foreign currency	(6,519)
Adjustment of fair value for hedge accounting relationship	3,278
Other adjustments	(1,121)
Borrowings and debt, net as at June 30, 2018	2,218,142

Borrowings and debt, net as at December 31, 2018	3,518,446
Net increase (decrease) in short-term borrowings and debt	(897,407)
Proceeds from long-term borrowings and debt	83,636
Repayments of long-term borrowings and debt	(334,885)
Payment of lease liabilities	(512)
Proceeds from lease liabilities	20,734
Change in foreign currency	8,719
Adjustment of fair value for hedge accounting relationship	5,182
Other adjustments	1,238
Borrowings and debt, net as at June 30, 2019	2,405,151

41

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Lease liabilities

Maturity analysis contractual undiscounted cash flows of the lease liability is detailed below:

June 30, 2019
Due within 1 year	2,022
After 1 year but within 5 years	8,510
After 5 years but within 10 years	16,546
Total undiscounted lease liabilities	27,078

Short-term	1,096
Long-term	19,127
Lease liabilities included in the statement of financial position at June 30	20,222

Amounts recognized in the statement of cash flows

June 30, 2019
Cash outflow for leases	996

Amounts recognized in profit or loss

Three months ended
June 30, 2019
Interest on lease liabilities	(239)
Income from sub-leasing right-of-use assets	75

Six months ended
June 30, 2019
Interest on lease liabilities	(482)
Income from sub-leasing right-of-use assets	150

42

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30
	2019	2018
(Thousands of U.S. dollars)
Profit for the period	22,272	16,626

(U.S. dollars)
Basic earnings per share	0.56	0.42
Diluted earnings per share	0.56	0.42

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,553	39,626

Effect of diluted securities:
Stock options and restricted stock units plan	-	25

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,553	39,651

	Six months ended June 30
	2019	2018
(Thousands of U.S. dollars)
Profit for the period	43,517	31,124

(U.S. dollars)
Basic earnings per share	1.10	0.79
Diluted earnings per share	1.10	0.79

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	39,548	39,547

Effect of diluted securities:
Stock options and restricted stock units plan	-	25

Adjusted weighted average of common shares outstanding applicable to diluted EPS	39,548	39,572

43

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Other comprehensive income

The breakdown of other comprehensive income (loss) relating to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Foreign currency translation adjustment	Total

Balance as of January 1, 2018	(385)	858	1,490	1,963
Change in fair value of financial instruments, net of hedging	(168)	251	-	83
Change in fair value of equity instruments at FVOCI, net of hedging	(3,379)	860	-	(2,519)
Reclassification of gains (losses) on financial instruments to the profit or loss (1)	(38)	2,732	-	2,694
Exchange difference in conversion of foreign currency operation	-	-	(137)	(137)
Other comprehensive income (loss) for the period	(3,585)	3,843	(137)	121
Balance as of June 30, 2018	(3,970)	4,701	1,353	2,084

Balance as of January 1, 2019	(1,264)	1,477	207	420
Change in fair value of financial instruments, net of hedging	271	(2,935)	-	(2,664)
Change in fair value of equity instruments at FVOCI, net of hedging	(608)	-	-	(608)
Reclassification of gains (losses) on financial instruments to the profit or loss (1)	168	170	-	338
Exchange difference in conversion of foreign currency operation	-	-	(99)	(99)
Other comprehensive income (loss) for the period	(169)	(2,765)	(99)	(3,033)
Balance as of June 30, 2019	(1,433)	(1,288)	108	(2,613)

(1) Reclassification adjustments include amounts recognized in profit or loss of the year that had been part of other comprehensive income in this and previous years.

44

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Other comprehensive income (continued)

The following table presents amounts reclassified from other comprehensive income to profit or loss:

Three months ended June 30, 2019
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	72	Gain on financial instruments, net

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(498)	Interest income – loans
	(525)	Interest expense – borrowings and deposits
	(309)	Gain on financial instruments, net
Interest rate swaps	-	Gain on financial instruments, net
Cross-currency swaps	-	Gain on financial instruments, net
(1,332)

Six months ended June 30, 2019
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	168	Gain on financial instruments, net

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(527)	Interest income – loans
	(1,045)	Interest expense – borrowings and deposits
	170	Gain on financial instruments, net
Interest rate swaps	-	Gain on financial instruments, net
Cross-currency swaps	-	Gain on financial instruments, net
(1,402)

45

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Other comprehensive income (continued)

Three months ended June 30, 2018
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	41	Gain on financial instruments, net

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(746)	Interest income – loans
	(1,116)	Interest expense – borrowings and deposits
	288	Gain on financial instruments, net
Interest rate swaps	-	Gain on financial instruments, net
Cross-currency swaps	-	Gain on financial instruments, net
(1,574)

Six months ended June 30, 2018
Details about other comprehensive income components	Amount reclassified from other comprehensive income	Affected line item in the consolidated statement of profit or loss
Realized gains (losses) on securities at FVOCI:	38	Gain on financial instruments, net

Gains (losses) on derivative financial instruments:
Foreign exchange forwards	(1,164)	Interest income – loans
	(2,227)	Interest expense – borrowings and deposits
	667	Gain on financial instruments, net
Interest rate swaps	(8)	Gain on financial instruments, net
Cross-currency swaps	-	Gain on financial instruments, net
	(2,732)

46

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fees and commission income

Fees and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed below:

	Three months ended June 30, 2019
	Syndicated loans	Documentary letters of credit	Stand-by letters of credit and guarantees	Credit commitments	Other	Total

Openning and confirmation	-	1,796	625	200	-	2,621
Negotiation and acceptance	-	61	-	-	-	61
Amendment	-	14	3	-	-	17
Structuring	2,437	-	-	-	-	2,437
Other	-	(6)	-	-	(2)	(8)
	2,437	1,865	628	200	(2)	5,128

	Six months ended June 30, 2019
	Syndicated loans	Documentary letters of credit	Stand-by letter of credit and guarantees	Credit commitments	Others	Total

Openning and confirmation	-	3,209	1,136	407	-	4,752
Negotiation and acceptance	-	224	-	-	-	224
Amendment	-	19	14	-	-	33
Structuring	2,437	-	-	-	-	2,437
Others	-	(6)	-	-	38	32
	2,437	3,446	1,150	407	38	7,478

47

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Fees and commission income (continued)

	Three months ended June 30, 2018
	Syndicated loans	Documentary letters of credit	Stand-by letters of credit and guarantees	Credit commitments	Other	Total

Openning and confirmation	-	1,880	959	136	-	2,975
Negotiation and acceptance	-	28	-	-	-	28
Amendment	-	16	6	-	-	22
Structuring	2,011	-	-	-	-	2,011
Other	-	-	-	-	(4)	(4)
	2,011	1,924	965	136	(4)	5,032

	Six months ended June 30, 2018
	Syndicated loans	Documentary letters of credit	Stand-by letter of credit and guarantees	Credit commitments	Others	Total

Openning and confirmation	-	3,719	1,985	202	-	5,906
Negotiation and acceptance	-	65	-	-	-	65
Amendment	-	41	12	-	-	53
Structuring	2,036	-	-	-	-	2,036
Others	-	-	-	-	31	31
	2,036	3,825	1,997	202	31	8,091

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force as of June 30, 2019 and December 31, 2018:

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of June 30, 2019	1,527	377	580	2,484

	Up to 1 year	1 to 2 years	More than 2 years	Total

Ordinary income expected to be recognized on the contracts as of December 31, 2018	1,655	377	761	2,793

48

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, which review the internal management reports for each division at least every six months. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities catering to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; (iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss on financial instruments; and (v) direct and allocated operating expenses.

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

49

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2019
	Commercial	Treasury	Total
Interest income	65,560	4,970	70,530
Interest expense	(192)	(42,407)	(42,599)
Inter-segment net interest income	(37,792)	37,792	-
Net interest income	27,576	355	27,931
Other income (expense), net	5,522	181	5,703
Total income	33,098	536	33,634

Impairment loss on financial assets	(776)	(35)	(811)
Operating expenses	(8,149)	(2,402)	(10,551)
Segment profit (loss)	24,173	(1,901)	22,272

	Six months ended June 30, 2019
	Commercial	Treasury	Total
Interest income	132,816	11,268	144,084
Interest expense	(386)	(87,747)	(88,133)
Inter-segment net interest income	(77,066)	77,066	-
Net interest income	55,364	587	55,951
Other income (expense), net	8,120	1,634	9,754
Total income	63,484	2,221	65,705

Impairment loss on financial assets	(1,744)	(9)	(1,753)
Operating expenses	(15,460)	(4,975)	(20,435)
Segment profit (loss)	46,280	(2,763)	43,517

Segment assets	5,582,825	960,489	6,543,314
Segment liabilities	73,644	5,486,699	5,560,343

50

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Business segment information (continued)

	Three months ended June 30, 2018
	Commercial	Treasury	Total
Interest income	58,029	3,890	61,919
Interest expense		(34,030)	(34,030)
Inter-segment net interest income	(30,182)	30,182	-
Net interest income	27,847	42	27,889
Other income (expense), net	5,437	(671)	4,766
Total income	33,284	(629)	32,655

Impairment loss on financial assets	(1,793)	22	(1,771)
Impairment loss on non-financial assets	(2,888)	-	(2,888)
Operating expenses	(8,806)	(2,564)	(11,370)
Segment profit (loss)	19,797	(3,171)	16,626

	Six months ended June 30, 2018
	Commercial	Treasury	Total
Interest income	111,919	7,437	119,356
Interest expense	-	(64,877)	(64,877)
Inter-segment net interest income	(56,962)	56,962	-
Net interest income	54,957	(478)	54,479
Other income (expense), net	7,988	931	8,919
Total income	62,945	453	63,398

Impairment loss on financial assets	(3,749)	47	(3,702)
Impairment loss on non-financial assets	(2,888)	-	(2,888)
Operating expenses	(19,567)	(6,117)	(25,684)
Segment profit (loss)	36,741	(5,617)	31,124

Segment assets	5,522,843	785,683	6,308,526
Segment liabilities	15,308	5,253,161	5,268,469

51

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Business segment information (continued)

Reconciliation on information on reportable segments

	Three months ended June 30
	2019	2018
Total profit for the period	22,272	16,626

	Six months ended June 30
	2019	2018
Total profit for the period	43,517	31,124

Assets:
Assets from reportable segments	6,543,314	6,308,526
Equipment and leasehold improvements, net - unallocated	22,513	6,958
Intangibles, net - unallocated	1,417	4,790
Other assets - unallocated	8,309	10,800
Unallocated amounts	32,240	22,548
Total assets	6,575,554	6,331,074

Liabilities:
Liabilities from reportable segments	5,560,343	5,268,469
Other liabilities - unallocated	12,696	15,226
Unallocated amounts	12,696	15,226
Total Liabilities	5,573,039	5,283,695

52

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to assess assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation inputs are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the inputs that market participants would use when pricing the asset or liability. When possible, the Bank uses active markets and observable prices to value identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the valuation of the financial asset or liability, or in the level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

Recurring valuation:

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

53

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

Financial instruments at FVTPL and FVOCI (continued)

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

54

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	-	-	-	-
Securities at FVOCI - Sovereign debt	-	16,231	-	16,231
Equity instrument at FVOCI	-	5,785	-	5,785
Debt instrument at fair value through profit or loss	-	-	8,739	8,739
Total securities and other financial assets	-	22,016	8,739	30,756

Derivative financial instruments - assets:
Interest rate swaps	-	153	-	153
Cross-currency swaps	-	628	-	628
Foreign exchange forwards	-	616	-	616
Total derivative financial instrument assets	-	1,397	-	1,397
Total assets at fair value	-	23,414	8,739	32,153

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	7,995	-	7,995
Cross-currency swaps	-	8,393	-	8,393
Foreign exchange forwards	-	4,413	-	4,413
Total derivative financial instruments - liabilities	-	20,801	-	20,801
Total liabilities at fair value	-	20,801	-	20,801

55

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt (1)	-	6,157	-	6,157
Securities at FVOCI - Sovereign debt (1)	-	15,641	-	15,641
Equity instrument at FVOCI (1)	-	6,273	-	6,273
Debt instrument at fair value through profit or loss	-	-	8,750	8,750
Total securities and other financial assets	-	28,071	8,750	36,821

Derivative financial instruments - assets:
Interest rate swaps	-	621	-	621
Cross-currency swaps	-	1,134	-	1,134
Foreign exchange forwards	-	933	-	933
Total derivative financial instrument assets	-	2,688	-	2,688
Total assets at fair value	-	30,759	8,750	39,509

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	9,410	-	9,410
Cross-currency swaps	-	17,378	-	17,378
Foreign exchange forwards	-	7,255	-	7,255
Total derivative financial instruments - liabilities	-	34,043	-	34,043
Total liabilities at fair value	-	34,043	-	34,043

(1)	At December 31, 2018, investment securities and equity instrument at FVOCI for $21.8 million and $6.5 million, respectively; were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

Non-recurring valuation:

The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, interest payable, and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in Level 2.

56

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

Non-recurring basic (continued)

Securities at amortized cost

The fair value has been estimated upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted prices of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Levels 2 and 3.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and their fair value at the date of transfer. The fair value of these instruments is determined based upon quoted market prices when available or is based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted future cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, verifying the valuation results of the derivative financial instruments, securities and other financial instrument significantly measured. Specific controls include:

-	Verification of observable pricing
-	Verification of re – performance of model valuations
-	A review and approval process for new models and changes to existing models
-	Annual calibration and back testing of models against observed market transactions
-	Analysis and evaluation of the significant valuation movements
-	Review of the significant unobservable inputs, valuation adjustments and changes to the fair value measurement of Level 3 instruments.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and an estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2019
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	869,500	869,500	-	869,500	-
Securities at amortized cost (1) (3)	72,950	73,064	-	61,896	11,168
Loans, net (2)	5,497,211	5,636,228	-	5,571,527	64,701
Customers' liabilities under acceptances	71,091	71,091	-	71,091	-

Liabilities
Deposits	3,014,488	3,014,488	-	3,014,488	-
Securities sold under repurchase agreements	28,231	28,231	-	28,231	-
Borrowings and debt, net	2,405,151	2,427,911	-	2,427,911	-
Customers' liabilities under acceptances	71,091	71,091	-	71,091	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	2,554	2,554	-	2,554	-

	December 31, 2018
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,745,652	1,745,652	-	1,745,652	-
Securities at amortized cost (1) (3)	86,326	85,036	-	73,869	11,167
Loans, net (2)	5,702,258	5,958,540	-	5,884,527	74,013
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-

Liabilities
Deposits	2,982,976	2,982,976	-	2,982,976	-
Securities sold under repurchase agreements	39,767	39,767	-	39,767	-
Borrowings and debt, net	3,518,446	3,558,763	-	3,558,763	-
Customers' liabilities under acceptances	9,696	9,696	-	9,696	-
Allowance for expected credit losses on loan commitments and financial guarantee contracts	3,289	3,289	-	3,289	-

(1)	The carrying value of securities at amortized cost is net of the accrued interest receivable of $0.9 million and the allowance for expected credit losses of $0.1 million as of June 30, 2019, and the accrued interest receivable of $1.1 million and the allowance for expected credit losses $0.1 million for December 31, 2018.

(2)	The carrying value of loans at amortized cost is net of the accrued interest receivable of $44.9 million, the allowance for expected credit losses of $103.3 million and unearned interest and deferred fees of $15.1 million for June 30, 2019, and the accrued interest receivable of $41.1 million, the allowance for expected credit losses of $100.8 million and unearned interest and deferred fees of $16.5 million for December 31, 2018.

(3)	At December 31, 2018, investment securities at amortized cost were reclassified from level 1 to level 2 of the fair value hierarchy due to changes in market conditions causing that the quoted prices were no longer active for these financial instruments.

58

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Fair value of financial instruments (continued)

Level 3 fair value measurements

Reconciliation

The following table presents the movement of instruments measured at Level 3 fair value:

Carrying amount as of December 31, 2018	8,750
Unrealized loss	(11)
Carrying amount as of June 30, 2019	8,739

Unobservable inputs used in the fair value mesurements

The following tables provides information about the significant inputs used in the measurement of instruments at Level 3 fair value:

Type of financial instruments	Fair value June 30, 2019	Measurement techniques	Significant unobservable inputs

At fair value through profit or loss (debentures)	8,739	Discounted cash flows	Discount rate Premiun or liquidity rate

Range of estimates	Unobservable inputs sensibility

13.59%	Significant increases would lead to a lower fair value
51%	Significant increases would lead to a lower fair value

Significant unobservable inputs were developed as follows:

a). The discount rate was derived from the discount rate of a similar company in the same line of business. For the discount rate, the debt-equity structure for the Issuer of the securities was applied.

b) The premium or liquidity rate was derived from liquidity cost studies carried out by experts and then subsequently from knowledge of management of similar businesses.

Effect of unobservable inputs in fair value measurement

Although management considers that its estimates of fair value are appropriate, the use of different methodologies or assumptions can generate different Level 3 fair values for measurements .. Changing one or more assumptions used can generate the following effect:

	Effect on income*
June 30, 2019	Negative effect	Positive effect
Other assets at fair value through profit or loss (debenture)	(984)	1,097

* Changes in +100 bps in the unobservable variables.

59

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30,	Decembre 31,
	2019	2018
Assets
Demand deposits	4,042	5,179
Loans, net of allowance for loan losses	227,811	200,741
Securities at fair value through other comprehensive income, net	2,911	2,748
Equipment and leasehold improvements, net (1)	15,133	-
Total asset	249,897	208,668

Liabilities
Demand deposits	-	200,000
Time deposits	280,000	40,000
Borrowings and debt, net (2)	18,832	-
Total liabilities	298,832	240,000

(1) As of June 30, 2019, the right-of-use assets arising from contracts where the Bank is a lessee with related parties are included in the composition.

(2) As of June 30, 2019, lease liabilities arising from contracts where the Bank is a lessee with related parties are included in the composition.

The following is the movement of assets by right to use assets for leases with related parties:

Building
Balance at January 1, 2019	15,719
Depreciation by right-of-use property of the period	(586)
Balance at June 30, 2019	15,133

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended June 30
	2019	2018
Interest income
Loans	1,914	1,023
Securities	32	32
Total interest income	1,946	1,055
Interest expense
Deposits	(1,983)	(303)
Borrowings and debt (1)	(224)	-
Total interest expense	(2,207)	(303)

Net interest income (expenses)	(261)	752

Other income (expense)	5	-
Gain on financial instruments, net	(20)	8
Other income, net	-	1
Total other income, net	(15)	9
Operating expenses
Depreciation of equipment and leasehold improvements	(293)	-
Other expenses	(110)	(622)
Total operating expenses	(403)	(622)
Net income from related parties	(679)	139

	Six months ended June 30
	2019	2018
Interest income
Loans	4,123	1,673
Securities	64	64
Total interest income	4,187	1,737
Interest expense
Deposits	(3,892)	(866)
Borrowings and debt (1)	(450)	-
Total interest expense	(4,342)	(866)

Net interest income (expenses)	(155)	871

Other income (expense)
Fees and commissions, net	5	1
(Loss) gain on financial instruments, net	(7)	8
Other income, net	-	1
Total other income, net	(2)	10
Operating expenses
Depreciation of equipment and leasehold improvements	(586)	-
Other expenses	(201)	(1,184)
Total operating expenses	(787)	(1,184)
Net income from related parties	(944)	(303)

(1) As of June 30, 2019, the financial costs associated with the lease liability arising from the contract where the Bank is a lessee with related parties are included in the composition.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Related party transactions (continued)

The total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	Three months ended June 30
	2019	2018
Expenses:
Compensation costs to directors	211	177
Compensation costs to executives	556	550

	Six months ended June 30
	2019	2018
Expenses:
Compensation costs to directors	245	211
Compensation costs to executives	2,298	3,488

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

21.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

22.	Applicable laws and regulations

Liquidity index

The Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the Superintendence of Banks of Panama has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.

As of June 30, 2019 and December 31, 2018, the minimum LCR to be reported to the SBP was 25% for both periods. The Bank´s LCR as of June 30, 2019 and December 31, 2018 was 134% and 238%, respectively.

The Rule No. 4-2008 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of June 30, 2019, and December 31, 2018, the percentage of the liquidity index reported by the Bank to the regulator was 86.19% and 124.39%, respectively.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulator and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	June 30, 2019	December 31, 2018
Tier 1 capital	1,007,197	995,743

Risk weighted assets	5,467,012	5,830,875

Tier 1 capital ratio	18.42%	17.08%

Leverage ratio

Article 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the statement of financial position established by the Superintendence of Banks of Panama (SBP). For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity's assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	June 30, 2019	December 31, 2018
Ordinary capital	87,1179	859,725

Non-risk-weighted assets	6,687,598	7,779,919

Leverage ratio	13.03%	11.05%

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Specific credit provisions

Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.

Article 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2019
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,293,157	13,493	-	-	64,701	2,371,351
Banks:
Private	2,588,603	-	-	-	-	2,588,603
State-owned	610,620	-	-	-	-	610,620
	3,199,223	-	-	-	-	3,199,223
Total	5,492,380	13,493	-	-	64,701	5,570,574

Allowance for loan losses IFRS (*):	44,078	2,100	-	-	55,425	101,603
Total	44,078	2,100	-	-	55,425	101,603

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

	December 31, 2018
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,630,932	-	-	64,701	-	2,695,633
Banks:
Private	2,458,691	-	-	-	-	2,458,691
State-owned	624,100	-	-	-	-	624,100
	3,082,791	-	-	-	-	3,082,791
Total	5,713,723	-	-	64,701	-	5,778,424

Allowance for loan losses IFRS (*):	51,346	-	-	48,383	-	99,729
Total	51,346	-	-	48,383	-	99,729

As of June 30, 2019, and December 31, 2018, the total restructured loans amounted to $9.0 million.

(*) As of June 30, 2019 and December 31, 2018, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

Specific credit provisions (continued)

For statutory purposes only, non-accruing loans are presented by category as follows:

	June 30, 2019
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	-	64,701	64,701
Total	-	-	-	-	64,701	64,701

	December 31, 2018
Non-accruing loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	64,701	-	64,701
Total	-	-	-	64,701	-	64,701

specific provision

	June 30, 2019	December 31, 2018
Non-accuring loans:
Private corporations	64,701	64,701
Total non-accruig loans	64,701	64,701

Interest that would be reversed if the loans had been classified as non-accruig loans	1,680	1,056
Income from collateral interest on no-accruing loans	-	2,879

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision

The Superintendence of Banks of Panama by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital, but does not replace or offset the capital adequacy requirements established by the Superintendence of Banks of Panama.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the Superintendence of Banks of Panama will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against the retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the Superintendence of Banks of Panama has been used to present the difference between the application of the accounting standard used and the prudential regulations of the Superintendence of Banks of Panama to comply with the requirements of Rule No. 4-2013.

As of June30, 2019 and December 31, 2018, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the Superintendence of Banks of Panama is $136.0 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations. The provision and reserve are detailed as follows:

	June 30, 2019	December 31, 2019
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Subsequent events

Bladex announced a quarterly cash dividend of $0.385 US dollar cents per share corresponding to the second quarter of 2019. The cash dividend was approved by the Board of Directors at its meeting held on July 16, 2019 and it is payable on August 14, 2019 to the Bank’s stockholders as of July 30, 2019 record date.

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